Exhibit 99.1

DESCRIPTION OF COMMON STOCK

            The restated articles of incorporation (the "Articles") of Pacific Financial Corporation ("Pacific Financial") authorize issuance of up to 25,000,000 shares of common stock, par value $1.00 per share ("Common Stock").  The following summary briefly describes our Common Stock.  This description is qualified by reference to the Articles, the bylaws of Pacific Financial (the "Bylaws"), and the Washington Business Corporation Act (the "Act"), which define the rights applicable to our Common Stock.

Dividend Rights

            The holders of Common Stock are entitled to such dividends as the Board of Directors of Pacific Financial (the "Board") may declare, from time to time, out of funds legally available for that purpose.  The Act permits dividends to be paid only if, after distributing the dividend, Pacific Financial would be able to pay its debts as they become due in the ordinary course of business.  In addition, a dividend may not be paid to the holders of Common Stock under the Act if Pacific Financial's total assets would be less than the sum of (a) its total liabilities and (b) the amount that would be needed, if Pacific Financial were to be dissolved at the time of the dividend, to satisfy the preferential rights of persons whose right to payment is superior to the recipients of the dividend.  Moreover, dividends from Pacific Financial will depend on its receipt of dividends from subsidiaries because Pacific Financial has no other source of income.  Accordingly, dividend restrictions placed on those subsidiaries, which may include restrictions imposed by regulatory authorities may effectively limit the amount of dividends Pacific Financial can pay.

Voting Rights

            The holders of Common Stock possess exclusive voting rights in Pacific Financial.  Each holder of Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of Common Stock.

Election of Directors

            The Board must consist of at least five but not more than 20 directors.  The Board is divided into three staggered classes such that directors of one class are elected each year to a three-year term.  Holders of Common Stock do not have cumulative voting rights in the election of directors.  Holders of Common Stock may remove directors from office, with or without cause, by a majority vote at a special meeting of shareholders called expressly for that purpose.

Liquidation

            If there is a liquidation, dissolution, or winding up of Pacific Financial, the holders of Common Stock will be entitled to share ratably in all assets remaining after payment of its debts and other liabilities.

Provisions Affecting a Change of Control or Other Extraordinary Transactions

            Pacific Financial's Articles and Bylaws contain provisions that may discourage persons from acquiring large blocks of Common Stock or replacing management personnel, thereby delaying or preventing a change of control.  For example, the staggered election of directors, described above, makes it difficult to replace a majority of directors in a short period of time.  The Articles also specifically authorize the Board to consider non-monetary factors, such as social effects on communities and employees, when considering tender offers, merger proposals, and offers to purchase substantially all of Pacific Financial's assets.  This provision expands the grounds on which the Board might reject those types of transactions.

            Other provisions of the Articles make it difficult for a person or entity already controlling a large amount of the Common Stock to increase that ownership interest.  For example, fair price provisions impose special requirements for shareholder and Board approval in connection with transactions involving a person or entity holding at least 20 percent of the Common Stock.  Moreover, management has no duty to call special meetings of the shareholders unless requested to do so by persons representing at least 25 percent of the voting power of the Common Stock.  This 25 percent threshold makes it difficult for a shareholder to force Board action or seek shareholder ratification.

            Neither the Bylaws nor the Articles abrogate any special requirements that the Act imposes on change-of-control transactions.  Therefore, Pacific Financial is subject to the Act's requirement that mergers, asset sales, and dissolutions be ratified by two-thirds of the votes entitled to be cast by any voting group entitled to vote on a particular transaction.

Other Characteristics

            The outstanding shares of Common Stock are fully paid and non-assessable.  Holders of Common Stock do not have any preemptive, conversion, or other subscription rights with respect to any additional shares of capital stock of Pacific Financial which may be issued.  Therefore, the Board may authorize the issuance and sale of shares of capital stock of Pacific Financial without first offering them to existing holders of Common Stock.

July 21, 2011